UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

NWH, Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

62946E106

(CUSIP Number)

Ingenix, Inc.

12125 Technology Drive

Eden Prairie, MN 55344

Attention: Michael Michaux

Tel. No.: (952) 833-7100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 62946E106

1.	NAMES OF REPORTING PERSONS: Ingenix, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

41-1289245
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

484,690 (1)
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

484,690 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6% (2)
14.	TYPE OF REPORTING PERSON (See Instructions)

CO

(1)	Ingenix, Inc. disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that Ingenix, Inc. is the beneficial owner of any securities covered by this statement. The number of shares reported as being beneficially owned by Ingenix, Inc. are calculated based on the number of shares held by stockholders of the Issuer that are party to Voting Agreements with Ingenix, Inc., which is a wholly-owned subsidiary of UnitedHealth Group Incorporated.
(2)	Based upon an aggregate of 2,910,859 shares of common stock outstanding as of the close of business on May 25, 2006, as set forth in the Agreement and Plan of Merger attached hereto as Exhibit 4 and previously filed as Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 26, 2006.

CUSIP No. 62946E106

1.	NAMES OF REPORTING PERSONS: UnitedHealth Group Incorporated I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

41-1321939
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

484,690 (1)
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

484,690 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6% (2)
14.	TYPE OF REPORTING PERSON (See Instructions)

CO

(1)	UnitedHealth Group Incorporated disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that UnitedHealth Group Incorporated is the beneficial owner of any securities covered by this statement. The number of shares reported as being beneficially owned by UnitedHealth Group Incorporated are calculated based on the number of shares held by stockholders of the Issuer that are party to Voting Agreements with Ingenix, Inc., a wholly-owned subsidiary of UnitedHealth Group Incorporated.
(2)	Based upon an aggregate of 2,910,859 shares of common stock outstanding as of the close of business on May 25, 2006, as set forth in the Agreement and Plan of Merger attached hereto as Exhibit 4 and previously filed as Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 26, 2006.

Item 1. Security and Issuer:

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, $.01 par value per share (the “Shares”), of NWH, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 156 West 56th Street, Suite 2001, New York, New York 10019.

Item 2. Identity and Background:

This Schedule 13D is being filed by UnitedHealth Group Incorporated, a Minnesota corporation (“UHG”), and Ingenix, Inc., a Delaware corporation and wholly-owned subsidiary of UHG (“Ingenix”) (collectively referred to sometimes herein as the “Reporting Persons”). The address of the principal place of business and the principal office of UHG is 9900 Bren Road East; Minnetonka, MN 55343, and the address of the principal place of business and the principal office of Ingenix is 12125 Technology Drive; Eden Prairie, MN 55344.

UHG is a diversified health and well-being company dedicated to making health care work better. Headquartered in Minneapolis, Minnesota, UHG offers a broad spectrum of products and services through six operating businesses: UnitedHealthcare, Ovations, AmeriChoice, Uniprise, Specialized Care Services and Ingenix. Through its family of businesses, UHG serves approximately 70 million individuals nationwide. Ingenix, a wholly-owned subsidiary of UHG, provides products and services to a diverse customer base within the health care community. Organizations rely on its innovative technology to improve the delivery and operations of their business.

Information regarding the executive officers and directors of each of the Reporting Persons is set forth in Schedule A hereto.

During the last five years, neither of the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the persons listed in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither of the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the persons listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration:

On May 25, 2006, Ingenix entered into Voting Agreements (the “Voting Agreements,” described in Item 6 below and attached hereto as Exhibits 1-3) with Terrence S. Cassidy, the TCGC Trust, and Timothy Mathews (collectively, the “Stockholders”) with respect to the common stock of the Issuer that such Stockholders own of record or own beneficially.

No Shares were purchased by the Reporting Persons pursuant to the Voting Agreements, and thus, no funds were used for such purpose.

Item 4. Purpose of Transaction:

On May 25, 2006, the Issuer, Ingenix and Mogul Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Ingenix (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement,” attached hereto as Exhibit 4) whereby, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Merger”).

At the effective time of the Merger, (i) the officers and directors of Merger Sub will become the officers and directors of the Issuer, (ii) the Certificate of Incorporation of the Issuer will become the Certificate of Incorporation of the surviving corporation, and (iii) the Bylaws of Merger Sub will become the Bylaws of the surviving corporation.

Contemporaneously with the execution and delivery of the Merger Agreement, Ingenix entered into Voting Agreements with the Stockholders (as described in Item 6 below) whereby the Stockholders have given an irrevocable proxy to Ingenix to vote in favor of the Merger and the Merger Agreement. The shares subject to the Voting Agreements represent approximately 16.6 percent of the outstanding common stock of the Issuer.

The summaries of the Merger Agreement and Voting Agreements contained in this Item 4 are qualified in their entirety by reference to the Merger Agreement and the Voting Agreements, each of which is filed herewith as an exhibit and incorporated herein by reference.

Except as set forth herein or in the exhibits attached hereto, none of the Reporting Persons has any plan or proposal which relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer:

(a) As a result of the Voting Agreements, the Reporting Persons may be deemed for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), to beneficially own 484,690 Shares, representing, for the purposes of Rule 13d-3, approximately 16.6 percent of the outstanding common stock of the Issuer. The Reporting Persons, however, hereby disclaim beneficial ownership of such Shares, and this statement shall not be construed as an admission that the Reporting Persons are, for any or all purposes, the beneficial owners of the securities covered by this statement.

Except as set forth in this Item 5(a), the Reporting Persons do not beneficially own any Shares.

(b) Except to the extent that they may be deemed to by virtue of the Voting Agreements, the Reporting Persons do not have sole power to vote or to direct the vote, shared power to vote or to direct the vote, or the sole or shared power to dispose or to direct the disposition of any of the Shares.

The Reporting Persons may be deemed in certain circumstances, as more fully described in Item 6 below, to have the shared power with the Stockholders to vote 484,690 Shares. However, the

Reporting Persons (i) are not entitled to any rights as a stockholder of the Issuer as to any of the Shares that are subject to the Voting Agreements and (ii) disclaim any beneficial ownership of the Shares which are covered by the Voting Agreements.

(c) Except for the execution and delivery of the Voting Agreements and Merger Agreement, the Reporting Persons have not effected any transaction in the Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Pursuant to the Voting Agreements, each of the Stockholders has agreed that, until the termination of the Voting Agreements, at any meeting of the stockholders of the Issuer however called (or any action by written consent in lieu of a meeting), such Stockholders will vote, or cause to be voted, all of their respective voting interests (i) in favor of adoption of the Merger Agreement and approval of the Merger, (ii) against approval of any Company Takeover Proposal (as defined in the Merger Agreement) or against approval of any action in furtherance of a Company Takeover Proposal, (iii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement, and (iv) against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger. In connection therewith, each of the Stockholders has agreed to irrevocably and unconditionally waive any rights of appraisal, any dissenters’ rights and any similar rights relating to the Merger that the Stockholders might have in connection with the Merger.

Each of the Stockholders has also agreed, subject to the exceptions set forth in the Voting Agreements, not to contract to sell, sell or otherwise transfer or dispose of any of their shares of common stock, or any interest therein or securities convertible thereunto or any voting rights with respect thereto, other than pursuant to the Merger, without first having obtained the written consent of Ingenix.

The Voting Agreements further provide that the Stockholders irrevocably appoint Ingenix, and any individual designated in writing by it, as their proxy and attorney-in-fact (with full power of substitution) to vote their voting interests at any meeting of the stockholders of the Issuer called with respect to any of the matters specified in, and in accordance and consistent with, the Voting Agreements. Such irrevocable proxy granted under the Voting Agreements will automatically terminate upon the termination of the Voting Agreements.

The Voting Agreements will automatically terminate upon the earliest to occur of (i) the effective time of the Merger, (ii) the valid and effective termination of the Merger Agreement in accordance with its terms, and (iii) written notice of termination of the agreement by Ingenix to the Stockholder.

The summary of the Voting Agreements contained in this Item 6 is qualified in its entirety by reference to the Voting Agreements, each of which is filed herewith as an exhibit and incorporated herein by reference.

Other than as described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits:

Exhibit:	Description:
1.	Voting Agreement by and among Ingenix, Inc. and Terrence S. Cassidy, dated as of May 25, 2006.

2.	Voting Agreement by and among Ingenix, Inc. and The TCGC Trust, dated as of May 25, 2006.

3.	Voting Agreement by and among Ingenix, Inc. and Timothy Mathews, dated as of May 25, 2006.

4.	Agreement and Plan of Merger by and among Ingenix, Inc., Mogul Acquisition Corporation and NWH, Inc., dated as of May 25, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2006

INGENIX, INC.

By:	/s/ Mike Michaux
Name:	Mike Michaux
Title:	Secretary

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D (including amendments thereto) with respect to the common stock of NWH, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

Dated: June 1, 2006

UNITEDHEALTH GROUP INCORPORATED

By:	/s/ Dannette L. Smith
Name:	Dannette L. Smith
Title:	Deputy General Counsel

INGENIX, INC.

By:	/s/ Mike Michaux
Name:	Mike Michaux
Title:	Secretary

Schedule A

OFFICERS AND DIRECTORS OF

UNITEDHEALTH GROUP INCORPORATED AND INGENIX, INC.

The name, business address, and present principal occupation or employment of each of the directors and executive officers of UnitedHealth Group Incorporated and Ingenix, Inc. are set forth below.

UnitedHealth Group Incorporated

Executive Officers:

Name	Business Address	Present Principal Occupation or Employment	Nationality
William W. McGuire, M.D.	UnitedHealth Group Incorporated 9900 Bren Road East Minnetonka, MN 55343	Chairman & Chief Executive Officer	USA

Stephen J. Hemsley	UnitedHealth Group Incorporated 9900 Bren Road East Minnetonka, MN 55343	President & Chief Operating Officer	USA

Patrick Erlandson	UnitedHealth Group Incorporated 9900 Bren Road East Minnetonka, MN 55343	Chief Financial Officer	USA

David J. Lubben	UnitedHealth Group Incorporated 9900 Bren Road East Minnetonka, MN 55343	Secretary & General Counsel	USA

Richard H. Anderson	Ingenix, Inc. c/o UnitedHealth Group Incorporated 9900 Bren Road East Minnetonka, MN 55343	Executive Vice President UnitedHealth Group Incorporated; Chief Executive Officer Ingenix, Inc.	USA

David S. Wichmann	UnitedHealthcare c/o UnitedHealth Group Incorporated 9900 Bren Road East Minnetonka, MN 55343	Senior Vice President UnitedHealth Group Incorporated; President & Chief Operating Officer UnitedHealthcare	USA

Tracy L. Bahl	Uniprise 450 Columbus Boulevard Hartford, CT 06115-0450	Chief Executive Officer	USA

William A. Munsell	Specialized Care Services c/o UnitedHealth Group Incorporated 9900 Bren Road East Minnetonka, MN 55343	Chief Executive Officer	USA

Lois E. Quam	Ovations c/o UnitedHealth Group Incorporated 9900 Bren Road East Minnetonka, MN 55343	Chief Executive Officer	USA

Robert J. Sheehy	UnitedHealthcare c/o UnitedHealth Group Incorporated 9900 Bren Road East Minnetonka, MN 55343	Chief Executive Officer	USA

Directors:

Name	Business Address	Present Principal Occupation or Employment	Nationality
William C. Ballard, Jr.	c/o UnitedHealth Group Incorporated 9900 Bren Road East Minnetonka, MN 55343	Retired—Chief Financial Officer and Director of Humana, Inc.	USA

Richard T. Burke	c/o UnitedHealth Group Incorporated 9900 Bren Road East Minnetonka, MN 55343	Retired—Chief Executive Officer of UnitedHealthcare, Inc.	USA

Stephen J. Hemsley	c/o UnitedHealth Group Incorporated 9900 Bren Road East Minnetonka, MN 55343	President & Chief Operating Officer UnitedHealth Group Incorporated	USA

James A. Johnson	c/o UnitedHealth Group Incorporated 9900 Bren Road East Minnetonka, MN 55343	Vice Chairman Perseus LLC	USA

Thomas H. Kean	c/o UnitedHealth Group Incorporated 9900 Bren Road East Minnetonka, MN 55343	Retired—President of Drew University Currently serving as the Chairman of the Board of Trustees of the Robert Wood Johnson Foundation	USA

Douglas W. Leatherdale	c/o UnitedHealth Group Incorporated 9900 Bren Road East Minnetonka, MN 55343	Retired—Chairman & Chief Executive Officer of the St. Paul Companies	CANADA

William W. McGuire, M.D.	c/o UnitedHealth Group Incorporated 9900 Bren Road East Minnetonka, MN 55343	Chairman & Chief Executive Officer UnitedHealth Group Incorporated	USA

Mary O. Mundinger, Ph. D.	c/o UnitedHealth Group Incorporated 9900 Bren Road East Minnetonka, MN 55343	Dean of the School of Nursing at Columbia University	USA

Robert L. Ryan	c/o UnitedHealth Group Incorporated 9900 Bren Road East Minnetonka, MN 55343	Retired—Senior Vice President and Chief Financial Officer of Medtronic, Inc.	USA

Donna E. Shalala, Ph. D.	c/o UnitedHealth Group Incorporated 9900 Bren Road East Minnetonka, MN 55343	President of the University of Miami (Florida)	USA

William G. Spears	c/o UnitedHealth Group Incorporated 9900 Bren Road East Minnetonka, MN 55343	Senior Principal Spears Grisanti & Brown LLC	USA

Gail R. Wilensky, Ph. D.	c/o UnitedHealth Group Incorporated 9900 Bren Road East Minnetonka, MN 55343	Senior Fellow at Project HOPE, an International Health Foundation	USA

Ingenix, Inc.

Executive Officers:

Name	Business Address	Present Principal Occupation or Employment	Nationality

Richard H. Anderson	Ingenix, Inc. 12125 Technology Drive Eden Prairie, MN 55344	Executive Vice President UnitedHealth Group Incorporated President and Chief Executive Officer Ingenix, Inc.	USA

Andrew M. Slavitt	Ingenix, Inc. 12125 Technology Drive Eden Prairie, MN 55344	Chief Operating Officer	USA

Michael M. Michaux	Ingenix, Inc. 12125 Technology Drive Eden Prairie, MN 55344	Chief Administrative Officer, General Counsel and Human Capital and Secretary	USA

Lee D. Valenta	Ingenix, Inc. 12125 Technology Drive Eden Prairie, MN 55344	Chief Financial Officer, Executive Vice President and Assistant Treasurer	USA

Directors:

Name	Business Address	Present Principal Occupation or Employment	Nationality
Richard H. Anderson	Ingenix, Inc. 12125 Technology Drive Eden Prairie, MN 55344	Executive Vice President UnitedHealth Group Incorporated President and Chief Executive Officer Ingenix, Inc.	USA

Stephen J. Hemsley	Ingenix, Inc. c/o UnitedHealth Group Incorporated 9900 Bren Road East Minnetonka, MN 55343	President & Chief Operating Officer UnitedHealth Group Incorporated Senior Executive Vice President Ingenix, Inc.	USA

Lee D. Valenta	Ingenix, Inc. 12125 Technology Drive Eden Prairie, MN 55344	Chief Financial Officer, Executive Vice President and Treasurer Ingenix, Inc.	USA